Exhibit 10

From:  BANKFUND@aol.com [mailto:BANKFUND@aol.com]
Sent:  Tuesday, September 06, 2011 6:01 PM
To:  prusso@homefederal.com
Cc:  Fetzer, Peter D.; Goldberg, Phillip M.; jpalmer@plcapitalllc.com
Subject: Re: Demand Letter

Ms.  Russo:

Your reply is not responsive.  Nonetheless, we will send to your attention a $4,000 check tomorrow, payable to the Company.  We will then contact Mr. Winter at Innisfree M&A to arrange delivery of the materials.

Please verify to me that the Company will provide us with invoices for the actual direct costs incurred in producing the materials and that we will be reimbursed for any excess amount paid in advance.

I trust that your advisors have advised you that we are entitled to these materials and that dragging out the process with non responsive letters and delays will only lead to us filing an action in Delaware court, an outcome we would like to avoid, but one we will pursue if we don't receive the demanded materials shortly.

Regards,

Rich Lashley